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                                   EXHIBIT 2

                       [Adorno & Yoss, P.A. Letterhead]

                                                                    CONFIDENTIAL



                                 May 22, 2002


George R. Richards
424 St. Andrews Road
Beech Mountain, N.C. 28604

               Re:   Proposed Purchase of Shares

Dear Mr. Richards:

     On behalf of our clients, Richard Levy, Harry ("Hap") Levy and Mark Levy, and their familial and entity affiliates (collectively the "Levy Family"), we are pleased to submit to you, as Chairman of the Special Committee of the Board of Directors of Oriole Homes Corporation (the "Company") a proposal, subject to the mutual execution of a definitive agreement, pursuant to which a newly formed entity of the Levy Family, including the aforementioned principals and their affiliates, would acquire all of the outstanding Class A and Class B common stock of the Company which is not beneficially owned by the Levy Family, at a cash purchase price of $3.53 per share. We have been advised that such price represents a premium of approximately 20% over the closing price of the Company's Class B common stock as publicly quoted on May 21, 2002. The closing of this proposed transaction will be on or before September 30, 2002. All options (employee and director) other than those held by the Levy Family would be cashed out at a price equal to the excess of $3.53 over the exercise price for each option.

     Certain funds necessary to complete the acquisition may be obtained through borrowings by the Levy Family, but this proposal will not be contingent upon third party financing. Furthermore, this proposal assumes that there will be no regulatory delays, although customary filings with the Securities and Exchange Commission will be required. Therefore, this offer is not subject to any conditions other than the execution of a definitive merger agreement (including an appropriate "break-up fee") and the approval by the Company's Board of Directors and shareholders.

     In light of the voting control the Levy Family maintains through its ownership of a majority of the Company's common stock, and the management positions in the Company held by certain of the Levys, we understand that the Special Committee (a committee of independent members of the Company's Board of Directors), will consider this proposal and seek advice from its own legal counsel and financial advisor in this regard. Our clients are prepared to proceed immediately with negotiations with the Special Committee and its advisors with the goal of producing a mutually-satisfactory merger agreement as promptly as possible.

     Because of the impact of this process on the Company's customers, employees, shareholders and lenders, the Levy Family appreciates the need to proceed with the least interruption and effect on the Company's ongoing operations. Accordingly, as in any situation of this nature, the existence of this proposal and the terms hereof must remain strictly confidential or it may be withdrawn by the Levys at any time.
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     Please contact the undersigned at (305) 860-7044 in order to establish a framework for further discussions in this regard.

                                                   Sincerely,

                                                   /s/ Dennis J. Olle

                                                   Dennis J. Olle

cc:  Les Croland, Esq.
     Serge G. Martin, Esq.
     Harry "Hap" Levy
     Richard Levy
     Maurice E. Levenson
     Paul R. Lehrer